Exhibit 99.1

KAZIA ANNOUNCES RECEIPT OF NASDAQ MINIMUM BID NOTIFICATION

Sydney, November 20, 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA ) (Kazia or the company) received a deficiency notification from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (Nasdaq), dated November 20, 2023, notifying the company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Capital Market’s rules for continued listing (the Notice).

The deficiency notification has no immediate impact on the company’s operations or listing. Kazia’s securities will continue to trade as normal on Nasdaq Capital Market (Nasdaq C-M) under the ticker KZIA.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of at least US$ 1.00 per share, and failure to do so for a period of 30 consecutive business days triggers a deficiency notice. Based on the closing bid price of Kazia’s American Depository Shares, each representing ten ordinary shares of the company (the ADSs), for the period from October 2, 2023 to November 17, 2023, the company no longer met this requirement as of November 17, 2023.

Under Nasdaq Listing Rule 5810(c)(3)(A), the company has 180 calendar days from the date of the Notice, or until May 20, 2024, to regain compliance, during which time the company’s securities will continue to trade as normal on Nasdaq-CM. If at any time before May 20, 2024, the bid price of the company’s ADSs closes at or above US$ 1.00 per share for a minimum of 10 consecutive business days, the company will regain compliance with the minimum bid requirement. If the company does not regain compliance during this period, it may be eligible, upon satisfaction of certain Nasdaq requirements, for an additional period of 180 calendar days to regain compliance or its securities may be subject to delisting from Nasdaq.

The company will closely monitor the situation and intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase 2 study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided evidence of synergy with immuno-oncology agents. A Phase 1 study in advanced solid tumours commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its programs, including paxalisib and EVT801, and Kazia’s intentions with respect to regaining compliance with the Nasdaq Listing Rules. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, related to regulatory approvals, related to the possibility that Kazia may not regain compliance with the Nasdaq Listing Rules, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.